ALTAIR NANOTECHNOLOGIES INC.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737

Fax: (416) 361-0923

March 8, 2004

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U.S.A. 20549

<u>Attention: Office of Applications & Report Services</u>

Dear Sirs:

<u>Re: Exemption No. 82-1770 - Annual and Special Meeting of Shareholders</u>

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

ALTAIR NANOTECHNOLOGIES INC.

Per: J. Allan Ringler

JAR/cd

Encl.

dlw 3/22

CDS INC. A subsidiary of The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: ALTAIR NANOTECHNOLOGIES INC.

French:

Address: 56 TEMPERANCE STREET, 4TH FLOOR, TORONTO, ONTARIO, M5H 3V5	Telephone; 416-361-0737
	Contact Name: J. Allan Ringler

Transfer Agent	CUID	Name: EQUITY TRANSFER SERVICES	Telephone: 416-361-0152
Address: 120 Adelaide St. W. #420, Toronto, ON, M5H 4C3		E-mail Address	Contact Name: JENNIFER TAN

Proxy Type
[X] Management
[ ] Dissenting

Meeting Type
[X] Annual [X] Special
[ ] General [ ] Extraordinary

Material Distribution Type
[ ] Form C holders only
[X] All holders

	yyyy	mm	dd
Record Date	2004	05	16
Meeting Date	2004	06	24
Material Mail Date	2004	05	18

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 8 9 2 9 7 1 6 3 1 R T

[1] # of publications at $93.00 per publication $: 93.00
Plus 7% GST $: 6.51
or 15% HST (*Nfld, NS, NB residents only)* $
Subtotal $: 99.51
Plus 7.5% QST (*Quebec residents only)* $
Total payment enclosed $: 99.51

CDS INC.'s QST Registration Number: 1 0 1 8 7 6 7 2 2 4

Authorized Signature for Invoicing (Transfer Agents only)
Note: *Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA 021373 1056	[Y]	Common
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Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

J. Allan Ringler
Title

[signature]
Signature

March 8-2004
Date

CDSX166 (02/03) front